UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


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In the matter of

CSW Energy, Inc.                                               REPORT FOR PERIOD
Dallas, Texas  75266-0789                                     October 1, 1998 to
                                                               December 31, 1998

File No.  070-08205                                          PURSUANT TO RULE 24


         This  report  is filed  under  Rule 24 of the  Public  Utility  Holding
Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26416, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to IPPs. Attached is the information required pursuant to HCAR 35-26416.

(1) A schedule of all guarantees, letters of credit, bid bonds, and other support and related fees or interest payable issued by or for the account of CSW or CSW Energy in conjunction with project development. See Exhibit A.

                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 16th day of February, 1999.

                                                 CSW Energy, Inc.


                                                 /s/ Sandra S. Bennett
                                                     Sandra S. Bennett
                                                     Controller